Exhibit 99.1

Smart Share Global Limited to Hold Extraordinary General Meeting of Shareholders

SHANGHAI, China, November 28, 2025 -- Smart Share Global Limited (Nasdaq: EM) (“Energy Monster” or the “Company”), a consumer tech company providing mobile device charging service, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on December 31, 2025 at 10 a.m. (Beijing time) at 1102 Xiehe Road, Changning District, Shanghai, People’s Republic of China, to consider and vote on, among other matters, the proposal to authorize and approve the previously announced Agreement and Plan of Merger (the “Merger Agreement”) dated August 1, 2025 by and among the Company, Mobile Charging Group Holdings Limited (“Parent”), Mobile Charging Investment Limited (“MidCo”), a wholly-owned subsidiary of Parent and Mobile Charging Merger Limited (“Merger Sub”), a wholly-owned subsidiary of MidCo, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and the transactions contemplated thereby, including the merger.

Pursuant to the Merger Agreement and the Plan of Merger, at the effective time of the merger, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly-owned subsidiary of MidCo. If consummated, the merger will result in the Company becoming a privately held company and its American depositary shares (“ADSs”), each representing two (2) class A ordinary shares of the Company, par value US$0.0001 each (each, a “Share”), will no longer be listed on the NASDAQ Capital Market and the Company’s ADS program will be terminated. In addition, the Company’s ADSs and Shares represented by the ADSs will cease to be registered under Section 12 of the Securities Exchange Act of 1934 following the consummation of the merger.

The Company’s board of directors, acting upon the unanimous recommendation of a special committee of independent directors established by the board of directors, authorized and approved the execution, delivery and performance of the Merger Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby, and resolved to recommend that the Company’s shareholders vote FOR, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger, and the consummation of the transactions contemplated thereby, including the merger.

Shareholders of record as of 5:00 p.m. New York City time on December 12, 2025 will be entitled to attend and vote at the EGM and any adjournment thereof. ADS holders as of the close of business in New York City on November 25, 2025 will be entitled to instruct Bank of New York Mellon, in its capacity as the ADS depositary, to vote the Shares represented by the ADSs at the EGM.

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the definitive proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed merger and related matters, without charge, from the SEC’s website (http://www.sec.gov). Requests for additional copies of the definitive proxy statement should be directed to the Company’s Investor Relations Department by email at ir@enmonster.com.

SHAREHOLDERS AND OTHER INVESTORS OF THE COMPANY ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER, AND RELATED MATTERS.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from its shareholders with respect to the Merger and related matters. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and the Schedule 13E-3 relating to the Merger and related matters, when it is filed with or furnished to the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and the Schedule 13E-3 and the other relevant documents filed with or furnished to the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities, and it is not a substitute for any proxy statement or other materials that may be filed with or furnished to the SEC should the proposed merger proceed.

About Smart Share Global Limited

Smart Share Global Limited (Nasdaq: EM), or Energy Monster, is a consumer tech company with the mission to energize everyday life. The Company is a leading provider of mobile device charging service in China with an extensive network of partners powered by its own advanced service platform. The Company provides mobile device charging service through its shared power banks, which are placed in POIs such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Users may access the service by scanning the QR codes on Energy Monster’s cabinets to release the power banks. As of December 31, 2024, the Company had 9.6 million power banks in 1,279,900 POIs across more than 2,200 counties and county-level districts in China.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Smart Share may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Smart Share’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; the laws and regulations relating to Smart Share’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Smart Share’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of this press release, and Smart Share does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact Us

Investor Relations

Hansen Shi

ir@enmonster.com